Exhibit J

RECENT DEVELOPMENTS

The information included in this Exhibit J supplements the information about Panama contained in Panama’s Annual Report for 2024, as filed with the Securities and Exchange Commission on September 30, 2025, as previously amended (the “Annual Report”). To the extent the information in this Exhibit J is inconsistent with the information contained in such Annual Report, the information in this Exhibit J replaces such information. Initially capitalized terms used in this Exhibit J have the respective meanings assigned to those terms in such Annual Report, as amended.

Republic of Panama

Immigration

On October 30, 2025, the U.S. Ambassador to Panama, Kevin Marino Cabrera, delivered six vehicles valued at approximately $600,000 to the Panamanian Minister of Public Security, Frank Ábrego, as part of the ongoing cooperation established in the Memorandum of Understanding between the two countries on irregular migration. This delivery was the second donation of vehicles by the U.S. under this agreement, bringing the total value contributed to more than $850,000.

In 2025, a total of 3,091 migrants crossed the Darién Gap from Colombia into Panama, which represented a 99% decrease in migration flows through the Darién Gap compared to 2024. Of these, 488 were minors, as recorded at migration reception centers along the Panamanian border. The countries of origin with the highest number of migrants included Venezuela (46%), Colombia (7%), Nepal (5%), and Ecuador (4%).

Despite the decline in northbound migration flows, Panama has become a corridor for reverse migration from the United States. Between January 1, 2025 and December 22, 2025, the number of irregular migrants traveling along this north-to-south route had risen to 22,578, a trend that is beginning to reshape migration patterns across the region.

As of December 22, 2025, as part of the Memorandum of Understanding between Panama and the United States, 2,442 migrants, of whom 1,538 were Colombian, 436 were Ecuadorian, and 236 were from India, had been repatriated from Panama to their home countries.

In the first 25 days of 2026, the flow of irregular migrants traveling from north to south reached 872 people, while 29 migrants entered in the opposite direction through the Darién Gap.

Social and Economic Situation

On October 17, 2025, the Ministry of Commerce and Industries announced the establishment of the Technical Committee to Monitor the Memorandum of Understanding signed between Chiquita Panama and the Government on August 29, 2025, after it was endorsed on October 15, 2025, by Panama’s Comptroller General. The Memorandum of Understanding is an agreement that seeks to facilitate the gradual resumption of agricultural activities and job creation in the province of Bocas del Toro, following strikes and disruptions in 2025 that halted banana production in the province and left around 6,000 workers unemployed.

On November 18, 2025, President José Raúl Mulino met with Chiquita Panama’s President, Carlos López Flores, to review progress on the recovery of banana production in the province of Bocas del Toro. As of that date, Chiquita had hired 2,000 workers to clean and rehabilitate the plantations under various contracting arrangements.

On January 8, 2026, Chiquita Panama announced the start of its first banana production after reactivating its operations, reaching around 30,000 boxes destined for the domestic market.

On January 22, 2026, the Minister of Labor and Labor Development, Jackeline Muñoz, reported that, following the reactivation of the banana sector in the province of Bocas del Toro, 1,600 employment contracts remain in force and 967 workers have been registered with the Ministry of Labor and Labor Development.

Recent Government Actions

On September 9, 2025, through Cabinet Resolution No. 90, the Government extended Ena Norte S.A.’s toll road concession.

On October 21, 2025, pursuant to Executive Decree No. 90 of October 20, 2025, the Ministry of the Presidency ordered the extraordinary expropriation for social interest of several properties on Margarita Island, Colón, which had been concessioned to the Chinese port company Panama Colon Container Port (“PCCP”). The decree (i) instructs the Public Registry to register the properties in the name of the Government; (ii) authorizes the Public Prosecutor’s Office to initiate proceedings before the judicial branch to determine the amount the Government must pay for the expropriations, and (iii) empowers the Ministry of Security to secure access to the area in the event that access to the expropriated properties is impeded. The Government explained in Decree No. 90 that it believed this expropriation measure was justified due to the country’s installed port capacity being at its limit to meet the demand of global trade transiting through Panama, making it imperative that port projects like the one on Margarita Island become operational as soon as possible, which had not been done by PCCP.

On October 27, 2025, the National Assembly approved Panama’s 2026 budget. The 2026 budget contemplates total expenditures of U.S.$34.9 billion, with budget estimates based on an anticipated nominal GDP of U.S.$95.1 billion (4.0% real growth from 2025) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$3.2 billion (approximately 3.4% of preliminary nominal GDP) for 2026. The 2026 budget allocates public recurrent and capital expenditures as follows: 39.4% to social services; 18.2% to financial services; 10.0% to general services; 6.3% to infrastructure development; 1.9% to development and promotion of production; 0.8% to environment and technology; and 23.4% to other services.

On October 13, 2025, President Mulino enacted Law No. 489, which approves Economic Complementation Agreement No. 76 between the member states of the Southern Common Market (MERCOSUR) and the Republic of Panama, which was signed on December 6, 2024. Among the main objectives of Economic Complementation Agreement No. 76 are: to create a free trade area through the progressive elimination of tariffs and restrictions that affect the trade of goods, services and investment between the member states; to establish a regulatory framework to promote and encourage reciprocal investments by offering legal certainty to the economic agents of the member states; and to promote economic and trade cooperation between the member states.

Panama Ports Company - Concession Contract

On January 29, 2026, the Plenary of the Supreme Court declared unconstitutional Law No. 5 of January 16, 1997, and its addenda, which set forth the Government’s concession contract with Panama Ports Company S.A. (“PPC”) relating to the Ports of Balboa and Cristobal.

On January 30, 2026, President Mulino announced that until the Supreme Court’s ruling becomes final and is published, PPC will continue operating the ports without any changes. Following this, a transition period will begin until a new concession is awarded. The President appointed Engineer Alberto Alemán Zubieta as the lead coordinator of a technical team encompassing the various areas of expertise related to the ports transition process. Additionally, the Government has held discussions with companies with extensive experience in port operations worldwide to assist as part of the transition process. For example, APM Terminals Panama, a subsidiary of the AP Moller-Maersk group, possesses the necessary capacity and experience to, and expressed its willingness to, temporarily assume the operation of both ports during the transition process.

On February 3, 2026, PPC initiated an arbitration against Panama, within the framework of the port concession contract and in accordance with the Arbitration Rules of the International Chamber of Commerce. The arbitration seeks an affirmation of the concession contract and money damages.

Recent Political Developments

On September 3, 2025, the media reported that Attorney General Luis Carlos Manuel Gómez Rudy confirmed the opening of an investigation into former congressman Héctor Brands. The investigation arose from reports by the Financial Analysis Unit (the Unidad de Análisis Financiero, or “UAF”) flagging to the Public Ministry suspicious transactions totaling U.S.$28.3 million in accounts associated with Mr. Brands and three related companies: Multi Servicios Modernos, Services Solutions, and MSM Production & Consulting Corp. These companies have directors with direct family ties to Mr. Brands, including his brother and son.

On October 24, 2025, former congressman Héctor Brands, under investigation by the Attorney General’s Office, was denied entry into the United States. Immigration authorities informed Mr. Brands that his visa had been revoked, so he returned to Panama on a flight that same night.

On November 6, 2025, news outlets reported that, through Resolution No. 3757-2025-LEG/PJ, the Comptroller General had ordered the seizure of assets and bank accounts belonging to former Vice President and former Minister of the Presidency, José Gabriel Carrizo Jaén, due to alleged illicit enrichment exceeding U.S.$1.3 million. According to a report issued by the National Directorate of Investigations and Forensic Auditing, irregularities in the amount of U.S.$1,313,818.33 were detected in Mr. Carrizo’s assets corresponding to the period during which he simultaneously held the positions of Vice President and Minister of the Presidency between 2019 and 2024. The seizure of assets and bank accounts is a precautionary measure based on the powers granted by Articles 279 and 280 of the Political Constitution, as well as by Law 32 of 1984, amended by Law 351 of 2022, which empowers the Comptroller General to suspend payments or order preventive measures when there are indications of serious irregularities in the handling of public funds.

In 2016, Panama began investigating alleged money laundering by construction company Odebrecht, creating a specialized prosecutor’s office, and ultimately charging 25 Panamanians, including former presidents Ricardo Martinelli and Juan Carlos Varela, and several former ministers, with the crimes of money laundering and corruption of public servants. On January 12, 2026, hearings in the Odebrecht case began in the Supreme Court. Among the more than twenty defendants are former President Ricardo Martinelli, 2014 presidential candidate José Domingo Arias, and former ministers during Martinelli’s term: Demetrio Papadimitriu, Federico Suárez, and Frank De Lima. Neither former President Juan Carlos Varela nor Martinelli’s sons, Ricardo and Luis Enrique Martinelli Linares, were mentioned, as their membership in the Central American Parliament (Parlacen) means their case falls outside the jurisdiction of the Supreme Court.

On January 15, 2026, the media reported that the Superior Court for the Settlement of Criminal Cases, through Second Instance Judgment No. 27, dated December 1, 2025, overturned the acquittal issued in the first instance and sentenced former Minister of Public Works Federico Pepe Suárez to eight years in prison for the crime of aggravated embezzlement in a case related to the expansion of the Arraiján-La Chorrera highway. The case arose from alleged irregularities in the contract for the design, construction, rehabilitation, and expansion of the Arraiján-La Chorrera highway, which was carried out between 2010 and 2017. In addition to the prison sentence, the Court imposed on Mr. Suárez a ban from holding public office for eight years after the completion of his prison term.

On January 26, 2026, former Vice President José Gabriel Carrizo Jaén was arrested upon his arrival at Tocumen International Airport, in compliance with a formal arrest and detention order issued by the Anti-Corruption Prosecutor’s Office, within the framework of an investigation for the alleged commission of crimes against public administration in the form of unjustified enrichment.

On January 28, 2026, Judge Oris Medina charged former Vice President José Gabriel Carrizo with the crime of unjustified enrichment and imposed precautionary measures of house arrest and prohibition from leaving the country.

The Economy

In the nine-month period ended September 30, 2025, estimated GDP growth totaled 4.2%, compared to 2.0% GDP growth for the same period in 2024. Prices declined (deflation) by 0.4% in August 2025 compared to August 2024.

The transportation, storage and mail sector grew by an estimated 15.3% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 13.7% of GDP. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in air transportation, passenger ground transport and the national port system.

Mining activities increased by an estimated 2.7% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 1.0% of GDP. Growth in mining activities was primarily due to an increase in the consumption of basic construction materials, especially stone, sand, and clay, by the construction sector.

The information and communications sector grew by an estimated 1.0% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 2.3% of GDP. Growth in the information and communications sector was primarily due to an increase in internet access and demand for digital services.

The construction sector grew by an estimated 2.2% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 16.4% of GDP. Growth in the construction sector was primarily due to an increase in the development of private residential projects.

The financial and insurance sector grew by an estimated 5.5% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 6.1% of GDP. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector, due in part to an increase in commissions received.

The manufacturing sector grew by an estimated 0.8% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 4.8% of GDP. Growth in the manufacturing sector was primarily due to an increase in the processing and preservation of shrimp; the manufacture of ready-mix concrete; and the manufacture of cement, lime, and gypsum.

The agricultural and fisheries sector contracted by an estimated 0.9% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 2.5% of GDP. Contraction in the agricultural and fisheries sector was primarily due to a decrease in the production of bananas and melon.

The commerce, hotels and restaurants sector grew by 3.3% in the nine-month period ended September 30, 2025, compared to the same period in 2024, representing 19.0% of GDP. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, textiles and car sales as well as an increase in restaurant services and in tourist arrivals to the country.

In 2025, the Central Government’s current savings registered a deficit of U.S.$2,001.5 million (2.2% of nominal GDP) compared to a deficit of U.S.$2,849.6 million in 2024 (3.3% of nominal GDP). In 2025, the Central Government’s overall deficit decreased to U.S.$4,701.2 million (5.2% of nominal GDP) from U.S.$6,557.2 million in 2024 (7.6% of nominal GDP). In 2025, Panama’s non-financial public sector balance registered a deficit of U.S.$3,320.8 million (3.7% of nominal GDP), a decrease from a deficit of U.S.$5,390.3 million (6.2% of nominal GDP) in 2024.

Panama and certain Panamanian government-owned companies and agencies have used payment obligation certificates called Cuentas de Pago Parcial (“CPPs”), Certificados de No Objeción (“CNOs”) and Informes de Progreso de Trabajo (“IPTs”) to pay for certain infrastructure projects. As of June 30, 2025, the total estimated amount of payments scheduled under CPPs, CNOs and IPTs from 2025 to 2029 was approximately U.S.$3,153.6 million, up from U.S.$2,949.5 million as of June 30, 2024. As of July 31, 2025, the total estimated amount of payments scheduled under CPPs, CNOs and IPTs from 2025 to 2029 was approximately U.S.$3,215.2 million, up from U.S.$2,999.9 million as of July 31, 2024.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector. Services include real estate; transportation, storage and communications; commerce, restaurants and hotels; financial intermediation; public administration; the Panama Canal; the Colon Free Zone (the “CFZ”); and public utilities. While the commerce sector, real estate sector and transportation sector represent significant percentages of real GDP (estimated to be 19.0%, 14.4% and 13.7%, respectively, of real GDP in the nine-month period ended September 30, 2025), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 19.0% of real GDP in the nine-month period ended September 30, 2025. In the nine-month period ended September 30, 2025, commerce activities increased 3.3% compared to the same period in 2024, mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, and cars and an increase in restaurant services and in tourist arrivals to the country.

The second largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 14.4% of GDP in chained volume measure in the nine-month period ended September 30, 2025.

The transportation, storage and mail sector, which includes ports, airports, rails and is the third largest component of the service sector, has been an important component of the Panamanian economy in recent years. It represented an estimated 13.7% of real GDP in chained volume measure in the nine-month period ended September 30, 2025.

An important component of the financial services and insurance sector’s contribution to GDP (6.1% in the nine-month period ended September 30, 2025) is attributable to the banking sector, which, as of September 30, 2025, consisted of two state-owned banks (BNP and Caja de Ahorros) and 61 private banks, including general license banks, international license banks, and foreign banks with representative offices. As of September 30, 2025, banking sector assets and deposits totaled approximately U.S.$158.8 billion and U.S.$113.9 billion, respectively.

The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. For the eleven-month period ended November 30, 2025, CFZ value added (implied by the value of re-exports minus the value of imports) decreased by an estimated 9.7%, compared to the same period in 2024.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 21.2% of GDP in chained volume measure in the nine-month period ended September 30, 2025. Manufacturing represented an estimated 4.8% of GDP in chained volume measure the nine-month period ended September 30, 2025. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Construction activity represented an estimated 16.4% of GDP and increased by 2.2% in the nine-month period ended September 30, 2025, compared to the same period in 2024. Growth in the construction sector was primarily due to an increase in the development of private residential projects.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 3.4% of real GDP in the nine-month period ended September 30, 2025. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. During the nine-month period ended September 30, 2025, the value of agricultural production (which includes fisheries production) is estimated to have decreased by 0.9%, compared to the same period in 2024.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$9.0 billion in the nine-month period ended September 30, 2025.

The FAP’s total assets were U.S.$3.1 billion and U.S.$1.6 billion as of September 30, 2025, and September 30, 2024, respectively. On August 26, 2025, Cabinet Decree No. 33 authorized the Ministry of Economy and Finance to exchange a series of promissory notes previously delivered to the FAP in 2024 for marketable government bonds. The promissory notes, which represented past contributions owed to the FAP, were not marketable and therefore were not recognized as assets under management, nor included in the Government’s net debt calculations. Pursuant to Decree No. 33, on September 30, 2025, the Ministry of Economy and Finance delivered to the FAP government bonds with a face value of U.S.$1.5 billion, equivalent to approximately U.S.$1.39 billion in market value. Because these bonds are liquid and negotiable, they are recognized as financial assets, resulting in a corresponding increase in the FAP’s reported assets.

Public Sector Enterprises

ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. In 2025, the total length of the 230 kV lines was 2,885.9 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 40.8 km in simple circuit lines.

Panama currently has high electricity rates (an average of 18.4 cents per kilowatt-hour for the second half of 2025), and demand for electricity for the seven-month period ended July 31, 2025 decreased by 1.6% compared to electricity demand for the same period in 2024.

Telecommunications

During the first nine months of 2025, Cable & Wireless (Panamá) S.A. experienced a 6.0% increase in revenues compared to the same period in 2024, mainly due to 14.0% growth, driven largely by higher revenue from large enterprise and government projects.

Air Transportation

In 2025, the Tocumen International Airport (Aeropuerto Internacional de Tocumen, S.A. or “AITSA”) handled a total of 21.0 million passengers, compared to 19.3 million in 2024. In 2025, AITSA had 45 airlines in operation.

Ports

In 2025, the Manzanillo International Terminal (“MIT”) handled approximately 2.9 million TEUs of cargo containers, compared to approximately 2.7 million TEUs in 2024. In 2025, the container port in Colón handled approximately 1.7 million TEUs of containers, compared to approximately 1.6 million TEUs in 2024. In 2025, Port Balboa handled approximately 2.7 million TEUs of containers, compared to approximately 2.6 million TEUs in 2024. In 2025, the Port of Cristobal handled approximately 1.2 million TEUs of containers, compared to approximately 1.1 million TEUs in 2024.

Banking

Collectively, BNP and Caja de Ahorros had approximately 14.9% of deposits and 14.2% of assets in the national banking system as of September 30, 2025. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of February 9, 2026, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

During the fiscal year ended September 30, 2024, approximately 423.1 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. During the fiscal year ended September 30, 2025, approximately 489.2 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal.

For fiscal year 2025 (which ended September 30, 2025), the Panama Canal reported revenues of U.S.$5.7 billion, a 14.4% increase over revenues of U.S.$5.0 billion in fiscal year 2024. The Panama Canal reported revenues of U.S.$5.0 million in fiscal year 2023, U.S.$4.3 million in fiscal year 2022, U.S.$4.0 billion in fiscal year 2021 and U.S.$3.4 billion in fiscal year 2020. The Canal’s revenues represented 6.3% of Panama’s GDP in 2025, 5.8% of GDP in 2024, 6.0% of GDP in 2023, 5.7% of GDP in 2022, 5.9% of GDP in 2021 and 6.0% of GDP in 2020.

For the 2025-2026 Panama Canal cruise season, which began on October 9, 2025, 195 cruise ships are scheduled to transit the canal.

On December 17, 2025, the Panama Canal Authority (the “PCA”) made a direct contribution to the National Treasury of U.S.$2,965 million for fiscal year 2025. This direct contribution consisted of surplus funds, transit tolls, and payments for services provided by the Government to the PCA.

On December 17, 2025, the PCA received two new tugboats for its fleet, bringing its total to 48 tugboats. The new tugboats “Isla Popa” and “Isla Uva,” each with a length of 25.9 meters and a beam of 12.8 meters, are part of the PCA’s strategy to strengthen operational efficiency and maintain a safe, reliable, and competitive service. These two tugboats are part of a charter agreement signed with the Danish company Svitzer, which allows for expanded operational capacity without compromising financial efficiency or fleet management flexibility.

On December 31, 2025, the PCA commemorated the 26th anniversary of the transfer of the Canal to Panamanian administration. Over these 26 years, the Canal has contributed approximately U.S.$31,231 billion to the National Treasury, helping to strengthen the country’s economy and supporting investments in Panama’s national development.

During the two-month period ended November 30, 2025, vessel traffic through the Panama Canal increased by 2.5%, compared to the same period of 2024. During the two-month period ended November 30, 2025, the Panama Canal collected U.S.$695,519 million in toll revenue, an increase of 13.5% compared to the U.S.$612,993 million collected in the same period of 2024.

Transits through the Panama Canal increased by 22% between October 1 and December 31, 2025 (the first quarter of the Panama Canal’s fiscal year), reaching 3,336 ship crossings (with Neopanamax vessels accounting for 12.5% and Panamax vessels accounting for 23.1% of the crossings) compared to 2,774 ship crossings in the same period in 2024.

On February 2, 2026, the Panama Canal reached a milestone with the inaugural transit of the Disney Adventure, the largest and highest-capacity passenger cruise ship ever to cross the Canal, weighing 208,000 gross tons, measuring 342 meters in length and 46.4 meters in beam, and having an approximate capacity for 6,700 passengers, in addition to 2,500 crew members and 2,111 cabins. This transit surpasses the previous record set by the Norwegian Bliss by 40,000 tons, equivalent to a 24% increase in tonnage.

As of February 3, 2026, the tunnel boring machine for the Panama Metro Line 3 tunnel crossing under the Panama Canal, which began work on September 18, 2024, had completed 3.1 kilometers of underground excavation, equivalent to approximately 70% of the planned tunnel section. To support this structure, 1,560 concrete rings have been installed, and more than 800,000 cubic meters of material have been removed, a volume similar to that of 320 Olympic swimming pools. The tunnel reaches a maximum depth of 65 to 75 meters below sea level.

Water Conservation and Management

On October 30, 2025, the Panama Canal began implementing its 2025-2026 Flood Control Plan to protect communities, ensure continued Canal navigation, and manage water in the face of increased rainfall. The Flood Control Plan includes measures such as constant monitoring, adjustments to floodgates, and emergency plans while the Gatún and Alhajuela lakes are near their maximum operating levels, which reduces their storage capacity and increases the risk of flooding.

On February 4, 2026, the Panama Canal implemented an Early Warning System in the Indio River basin that benefits more than 2,000 residents in communities such as Quebrada Bonita, El Chilar, Santa Rosa, Guayabalito, El Jobo, La Encantada, Boca de Río Indio, and Pueblo Viejo, all located in areas historically affected by recurrent flooding and prolonged droughts. The project strengthened two hydrometeorological stations, and continues strengthening additional stations, which allow for real-time monitoring of rainfall and river behavior in order to issue timely flood warnings.

The Fourth Bridge over the Panama Canal

On December 18, 2025, President Mulino visited the construction site of the Fourth Bridge over the Panama Canal, accompanied by Minister of Public Works, José Luis Andrade. During the tour, the Minister of Public Works reported that the project was approximately 30% complete. On the West side, 50% of the viaduct piles and 80% of the soil improvement had already been completed. Likewise, work on Cerro Sosa, where profiling and cutting work is being carried out, was 34% complete. On the Eastern viaduct, the footings were 67% complete, while the columns were 19% complete, gradually consolidating the support structure for this section. In order to maintain the pace of execution on both the eastern and western fronts as well as on the access roads, approximately 1,500 new workers are expected to be hired in 2026.

The Colón Free Zone

During the eleven-month period ended November 30, 2025, imports to the CFZ were preliminarily estimated at U.S.$10.8 billion, a decrease from U.S.$11.8 billion during the eleven-month period ended November 30, 2024. In comparison, during the eleven-month period ended November 30, 2025, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$12.9 billion, a slight increase from U.S.$12.8 billion during the eleven-month period ended November 30, 2024.

During the eleven-month period ended November 30, 2025, re-exports to the CFZ were preliminarily estimated at U.S.$10.1 billion, a decrease from U.S.$11.3 billion during the eleven-month period ended November 30, 2024. In comparison, during the eleven-month period ended November 30, 2025, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.2 billion, an increase from U.S.$0.9 billion during the eleven-month period ended November 30, 2024, mainly due to the export of copper concentrate, which began again in June 2025 as part of the Government-approved Preservation and Safe Management Plan of the Cobre Panama mine.

Employment and Labor

Salaries and Wages

By law, the minimum wage in Panama is subject to review every two years. On December 31, 2025, the Government published Executive Decree No. 13, which increased the minimum wage to between U.S.$1.64 per hour and U.S.$5.01 per hour, depending on the area of the country, type of economic activity, type of profession and size of the employer company, effective January 16, 2026.

In 2024, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,310.4, an increase of 1.7% compared to 2023. In 2024, the average monthly wage for Central Government employees was U.S.$1,616.0, an increase of 1.8% compared to 2023. In 2024, the average monthly wage for municipal public sector employees was U.S.$834.4, an increase of 3.1% compared to 2023. In 2024, the average monthly banana plantation wage was U.S.$723.6, an increase of 4.1% compared to 2023. In 2024, the average monthly public sector wage was U.S.$1,689.3, an increase of 2.6% compared to 2023.

The following table presents average real monthly wage data for the five-year period from August 2020 through August 2024:

TABLE NO. 12

Average Real Monthly Wages

	2020		2021		2022(R)		2023		2024
Public Sector:
Central Government	$1,533.9		$1,563.8		$1,596.1		$1,587.2		$1,616.0
Autonomous agencies	1,513.8		1,577.0		1,569.3		1,639.1		1,669.1
Social Security	1,705.2		1,733.1		1,766.9		1,791.9		1,827.6
Municipalities	773.1		775.1		787.4		809.4		834.4
Public Enterprises	2,069.6		1,993.5		2,087.4		2,156.5		2,208.8
All Public Sector	1,579.8		1,603.0		1,631.7		1,646.4		1,689.3
Private Enterprise	1,047.1		1,097.3		1,111.2		1,125.0		1,145.3
Banana Plantations	586.7	(1)	579.0	(1)	669.0	(2)	694.8	(2)	723.6	(2)
All Employees	$1,248.7		$1,278.5		$1,275.3		$1,287.9		$1,310.4

	2020	2021	2022(R)	2023	2024
	(annual percentage change)
Public Sector:
Central Government	8.5%	1.9%	2.1%	(0.6)%	1.8%
Autonomous Agencies	7.8%	4.2%	(0.5)%	4.4%	1.8%
Social Security	2.4%	1.6%	2.0%	1.4%	2.0%
Municipalities	2.4%	0.3%	1.6%	2.8%	3.1%
Public Enterprises	(3.6)%	(3.7)%	4.7%	3.3%	2.4%
All Public Sector	5.2%	1.5%	1.8%	0.9%	2.6%
Private Enterprise	(1.1)%	4.8%	1.3%	1.2%	1.8%
Banana Plantations	10.9%	(1.3)%	15.5%	3.9%	4.1%
All Employees	5.4%	2.4%	(0.3)%	1.0%	1.7%

Note: Totals may differ due to rounding.

Notes:

(R)	Revised
(1)	For 2020 and 2021, the calculation of the average monthly banana plantation salary excludes workers who worked less than 22 days in a referenced month.
(2)	For 2022, 2023 and 2024, the calculation of the average monthly banana plantation salary was based on the administrative records of the Directory of Companies and Premises.

Source: Office of the Comptroller General.

SIACAP

Since its inception in July 2000 through December 31, 2025, the Savings and Pension Capitalization System for Public Servants (Sistema de Ahorro y Capitalización de Pensiones de los Servidores Públicos, or “SIACAP”) has managed approximately U.S.$2.3 billion in participant contributions and revenues, a 9.5% increase from the U.S.$2.1 billion in aggregate contributions and revenues administered as of December 31, 2024.

As of December 31, 2025, SIACAP had 607,455 participants, reflecting a 3.0% increase from the 590,018 participants registered as of December 31, 2024. As of December 31, 2025, SIACAP carried a balance of U.S.$1,024.2 million under management in participant contributions, representing a 8.6% increase from U.S.$942.9 million as of December 31, 2024.

Public Finance

Central Government Budget

In 2025, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$3.3 billion (3.7% of nominal GDP), a decrease of 38.4% compared to a deficit of approximately U.S.$5.4 billion (6.2% of nominal GDP) in 2024, in part due to a 9.6% increase in the Central Government’s current revenues and a 9.4% decrease in the Central Government’s current expenditures.

In 2025, the Central Government’s overall balance registered a deficit of approximately U.S.$4.7 billion (5.2% of nominal GDP), a decrease of 28.3% compared to a deficit of approximately U.S.$6.6 billion (7.6% of nominal GDP) in 2024. The increase in current revenues was influenced in part by increased direct tax revenues (mainly as a result of higher income tax, payroll tax and corporate tax collections as well as higher property tax and capital gains tax collections) and by an increase in non-tax revenues (mainly as a result of 13.5% growth in the Panama Canal’s tolls and services income due to increased cargo passage and also as a result of increased contributions received from state-owned companies, such as the Tocumen International Airport).

The National Assembly approved Panama’s 2026 budget on October 27, 2025. The 2026 budget contemplates total expenditures of U.S.$34.9 billion, with budget estimates based on an anticipated nominal GDP of U.S.$95.1 billion (4.0% real growth from 2025) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$3.2 billion (approximately 3.5% of anticipated nominal GDP) for 2026. The assumptions set forth above represent Panama’s estimates of the 2026 economic results prepared for budgetary purposes. While Panama believes that these assumptions were reasonable when made, some are beyond the control or significant influence of Panama, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above. The 2026 budget allocates public recurrent and capital expenditures as follows: 39.4% to social services; 18.2% to financial services; 10.0% to general services; 6.3% to infrastructure development; 1.9% to development and promotion of production; 0.8% to environment and technology; and 23.4% to other services.

Taxation

In 2025, preliminary figures indicate that approximately 60.9% of the Central Government’s current revenues came from various forms of taxation. In 2025, Central Government tax revenues were U.S.$6.4 billion, an increase of 9.0% from U.S.$5.9 billion in tax revenues in 2024. In 2025, approximately 58.0% of tax revenues were from direct taxes, compared to 55.3% of tax revenues in 2024. In 2025, direct tax revenues were U.S.$3.7 billion, a 14.4% increase from U.S.$3.2 billion in 2024, primarily due to an increase in income tax collections.

Revenues and Expenditures

In 2025, the Central Government’s total revenues were approximately U.S.$10.6 billion, a 9.3% increase compared to approximately U.S.$9.7 billion in 2024. In 2025, capital expenditures were approximately U.S.$2.7 billion, a 27.2% decrease compared to approximately U.S.$3.7 billion in 2024. In 2025, the Central Government’s current savings registered a deficit of approximately U.S.$2.0 billion, a 29.8% decrease compared to a deficit of approximately U.S.$2.8 billion in 2024, in part due to a 3.6% decrease in transfers to governmental entities.

In 2025, the non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$15.6 billion, a 6.9% increase compared to approximately U.S.$14.6 billion in 2024, in part due to a 9.6% increase in the Central Government’s current revenues. In 2025, current savings for the non-financial public sector registered a surplus of approximately U.S.$292.0 million, a 134.6% increase compared to a deficit of approximately U.S.$842.8 million in 2024, mainly due to a 9.4% decrease in the Central Government’s current expenditures.

International Reserves

As of September 30, 2025, BNP’s foreign assets amounted to U.S.$2.6 billion, a decrease of 16.3% compared to U.S.$3.1 billion as of September 30, 2024, mainly due to a 9.7% decrease in foreign term deposits.

Financial System

The Banking Sector

As of November 30, 2025, two state-owned banks, 37 private sector general license banks, 14 international license banks and 10 representative offices constituted Panama’s banking sector. Of the 37 private sector general license banks, 12 were incorporated in Panama and the rest abroad.

As of September 30, 2025, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$19.0 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$13.1 billion in assets. Two of the other largest banks, based on assets, are BAC International Bank Inc. and Banco Latinoamericano de Comercio Exterior, S.A. (BLADEX). The largest international license banks, based on assets, are Bancolombia (Panama), S.A., GNB Sudameris Bank, S.A. and Popular Bank Ltd., Inc.

As of November 30, 2025, total assets of the banking sector were approximately U.S.$161.7 billion, 5.7% more than approximately U.S.$153.0 billion as of November 30, 2024. As of November 30, 2025, deposits in the banking sector were approximately U.S.$115.1 billion, 7.2% higher than approximately U.S.$107.4 billion as of November 30, 2024.

As of November 30, 2025, the liquidity of the banking sector reached 54.1% of total assets. As of November 30, 2025, the capital adequacy ratio across the banking sector was 16.3%.

As of November 30, 2025, the balance of the local banking sector credit portfolio was approximately U.S.$65.0 billion, 1.2% higher than as of November 30, 2024.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 96 branches and 474 ATMs throughout Panama as of December 31, 2025. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of September 30, 2025, were U.S.$13.1 billion, its bank deposits were U.S.$2.7 billion, and its net loans were U.S.$7.0 billion.

As of September 30, 2025, BNP’s capital and reserves represented 57.7% of its bank deposits and 11.9% of its total assets. As of December 31, 2024, BNP’s capital reserves made up 7.3% of its assets. BNP generated net income of U.S.$191.6 million during the nine-month period ended September 30, 2025, compared to net income of U.S.$261.7 million for the same period in 2024. The decrease is largely due to a contraction in rates in international markets, which impacted returns on BNP’s investment portfolio and term deposits.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 60 branches and 316 ATMs throughout Panama as of December 31, 2025. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros. Caja de Ahorros is primarily a mortgage lender specializing in financing for medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of November 30, 2025, amounted to U.S.$6.8 billion (a 1.4% increase from November 30, 2024), and total deposits amounted to U.S.$5.4 billion (a 0.03% increase from November 30, 2024). Total net loans held by Caja de Ahorros as of November 30, 2025, amounted to U.S.$4.9 billion (a 3.9% increase from November 30, 2024), and its bank deposits were U.S.$28.2 million as of November 30, 2025 (a 53.8% decrease from November 30, 2024). Caja de Ahorros had net income of U.S.$39.6 million as of November 30, 2025, compared to net income of U.S.$35.2 million as of November 30, 2024.

Other Public Sector Institutions. Panama created Banco de Desarrollo Agropecuario (“BDA”) to provide a source of financing for agricultural development. During the twelve-month period ended December 31, 2025, BDA had U.S.$256.1 million in net loans, U.S.$480.2 million in total assets, and a net loss of U.S.$10.1 million.

Banco Hipotecario Nacional (“BHN”) was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. During the six-month period ended June 30, 2025, BHN’s net loan portfolio was U.S.$99.0 million and its total assets amounted to U.S.$335.1 million. During the six-month period ended June 30, 2025, BHN had a net loss of U.S.$1.6 million.

Private Sector Banking Institutions

As of November 30, 2025, total assets of the private banking sector were U.S.$123.0 billion, approximately 7.2% higher than U.S.$114.8 billion as of November 30, 2024. Total net loans of the private banking sector as of November 30, 2025, were U.S.$79.1 billion (a 5.7% increase compared to total net loans as of November 30, 2024). As of November 30, 2025, deposits in the private banking sector were U.S.$84.3 billion, approximately 7.3% higher than U.S.$78.6 billion as of November 30, 2024.

Other Financial System Components

While the Bolsa Latinoamericana de Valores (also known as Latinex) has experienced considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$9.6 billion during 2025, Latinex remains a small portion of the financial services sector. Equity trades represented 15% of trading volume during 2025. During 2025, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$1.5 billion.

Interest Rates. During 2025, the average interest rate paid by Panamanian banks for one-year deposits was 4.9%, while the interest rate charged for personal credit transactions averaged 8.9%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 4.04% during the twelve-month period ended December 31, 2025.

Insurance. As of September 30, 2025, there were 22 insurance companies and 3,443 insurance brokerages in Panama. The 3,443 brokerages consisted of 2,800 individual brokers, 377 brokerage companies and 266 operating under temporary licenses. The registered assets of insurance companies as of September 30, 2025, totaled U.S.$4.7 billion.

Financial Services. A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of August 31, 2025, there were 204 locally incorporated companies participating in this industry.

Financial Action Task Force

Panama was removed from the European Union’s list of high-risk jurisdictions on June 9, 2025, as evidenced in Delegated Regulation C(2025) 3815, consistent with its removal from the FATF gray list in October 2023.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the eleven-month period ended November 30, 2025, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1,245.3 million, an increase of 41.5% compared to U.S.$879.8 million in the same period of 2024. This growth was mainly driven by higher agricultural exports, particularly increased shipments of watermelon and pineapple to European and North American markets, which boosted the sector’s overall performance.

In the eleven-month period ended November 30, 2025, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$12.86 billion, an increase of 0.1% compared to U.S.$12.85 billion in the same period of 2024, particularly influenced by an increase in imports of non-durable and semi-durable consumer goods, as well as household goods, and food products for human consumption, which was practically offset by lower purchases of intermediate goods, especially construction materials and fuel.

In the eleven-month period ended November 30, 2025, banana and pineapple exports recorded a preliminary total of U.S.$83.0 million, a decrease of 42.0% compared to U.S.$143.8 million in the same period of 2024, primarily due to the temporary closing of Chiquita Banana’s agriculture operations in the Bocas del Toro province.

In the eleven-month period ended November 30, 2025, shrimp exports recorded a preliminary total of U.S.$118.0 million, a 27.5 % increase from U.S.$92.5 million in the same period of 2024, due in part to a moderate expansion of the export sector in a context of supply restructuring, marked by a shift in the main products being exported, with frozen shrimp becoming the leading export product, and an increase in the diversification of the export basket.

In the eleven-month period ended November 30, 2025, exports of fish, including fresh and frozen fish filets, recorded a preliminary total of U.S.$75.6 million, a 3.9% decrease from U.S.$78.7 million in the same period of 2024.

In the eleven-month period ended November 30, 2025, fishmeal and fish oil exports recorded a preliminary total of U.S.$36.6 million, a 48.6% decrease from U.S.$71.2 million in the same period of 2024, due to 6.8% decrease in the fishing and aquaculture sector, which resulted in less raw material available to produce fishmeal and fish oil.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) in the nine-month period ending September 30, 2025 totaled U.S.$1.4 billion, a decrease of U.S.$385.5 million compared to U.S.$1.8 billion in the nine-month period ending September 30, 2024. For the nine-month period ended September 30, 2025, reinvested earnings were the source of U.S.$350.6 million of FDI, and there was an additional FDI inflow of U.S.$3.2 billion from other capital. For the nine-month period ended September 30, 2025, there was an FDI outflow of U.S.$60.8 million from purchases of shares of domestic companies by non-resident investors. Of gross FDI, U.S.$445.4 million corresponded to capital invested in the CFZ in the nine-month period ended September 30, 2025, compared to U.S.$293.6 million in the same period of 2024.

Cobre Panama Copper Mine and Mining Concession Contract

An integral audit on mining company Cobre Panama began in late 2025 for a term of eight months, at the end of which Panama will begin to develop a roadmap forward for the mine.

As of today’s date, the arbitrations initiated by First Quantum Minerals, Ltd. and Franco-Nevada Corporation against Panama in connection with the Cobre Panama mine have been suspended.

For more information on the Cobre Panama mine and mining concession contract, please see “Foreign Trade and Balance of Payments—Foreign Direct Investment—Cobre Panama Copper Mine and Mining Concession Contract” in Panama’s Annual Report.

Balance of Payments

For the nine-month period ended September 30, 2025, Panama registered an overall balance of payments deficit of U.S.$3.7 billion, compared to a U.S.$1.5 billion deficit in the same period of 2024, mainly due to a decrease in the financial account, which was influenced by other investments like debt securities and loans.

For the nine-month period ended September 30, 2025, the current account balance totaled U.S.$194.4 million, compared to U.S.$122.7 million in the nine-month period ended September 30, 2024, due in part to a 36.9% increase in goods, services, rent and transfers. More specifically, services increased 12.6%, from U.S.$11.1 billion to U.S.$12.5 billion, while the balance of goods fell 16.5%, with the balance of goods deficit rising from U.S.$7.9 billion to U.S.$9.2 billion during the same period.

For the nine-month period ended September 30, 2025, the capital and financial account balance recorded a deficit of US.$1.4 billion, compared to a surplus of U.S.$1.5 billion in the same period of 2024.

Public Debt

As of December 31, 2025, Panama’s public debt totaled U.S.$59,349.3 million, an increase from U.S.$53,736.7 million as of December 31, 2024. As of December 31, 2025, Panama’s internal public debt accounted for 18.0% of total debt (an increase from 17.6% as of December 31, 2024), while external public debt accounted for 82.0% of total debt (a decrease from 82.4% as of December 31, 2024). As of December 31, 2025, the average maturity of the debt portfolio was 12.0 years, with an average duration of 7.5 years. The average maturity of the debt portfolio as of December 31, 2024, was 13.8 years, with an average duration of 8.4 years. During 2025, local secondary market transactions in treasury securities reached U.S.$702.9 million, a decrease from U.S.$562.0 million during 2024.

Internal Debt

During 2025, Panama issued U.S.$2,414.2 million in Treasury Bills. Of this amount, U.S.$2,172.9 million was sold through public auctions, while U.S.$241.3 million was sold in direct placements executed on the same day as the corresponding auction, and using the same debt instrument being auctioned.

MEF initiated a direct placement mechanism following the amendments adopted in Cabinet Decree No. 15 of March 18, 2025, and subsequently in Cabinet Decree No. 12 of April 10, 2025, which authorized the Ministry of Economy and Finance to issue Treasury Bills for the payment of tax credits, including obligations related to the payment of preferential interest subsidies to financial institutions. This measure expands the traditional use of Treasury Bills beyond liquidity management, allowing them to be used as instruments to meet specific fiscal commitments established by law. Based on this legal framework, the Ministry of Economy and Finance has decided to allocate, effective June 13, 2025, an approximate amount of U.S.$40 million per Treasury Bill auction for the payment of preferential interest subsidies, regardless of the amount actually negotiated in the auction.

On September 26, 2025, Panama issued an eighth tranche in the amount of U.S.$222,896,000 of its 6.625% Treasury Notes due 2029.

BNP

On December 23, 2025, BNP issued U.S.$266,000,000 of 5.00% Notes due 2030 with the proceeds used to partially cover the Government’s mandatory annual contribution towards the IVM system’s U.S.$966,000,000 deficit.

External Debt

On December 10, 2025 the Ministry of Economy and Finance entered into a loan agreement to borrow up to JPY75,000,000,000 from Sumitomo Mitsui Banking Corporation to partially finance the liquidity needs of the Government’s budget, as authorized by Ministry Resolution 2025-3469. The loan has a base interest rate based on the Tokyo Overnight Average Rate (“TONAR”), and a spread, the sum of which may not exceed 3.00% or be less than 2.90% per annum. The loan matures on January 30, 2029. On December 15, 2025, the loan was disbursed in full.

On December 23, 2025, Cabinet Decree No. 41 authorized the Ministry of Economy and Finance to enter into (i) a loan agreement in an amount of U.S.$500,000,000 with the International Bank for Reconstruction and Development (the “IBRD”) as a guarantor; (ii) a Guarantee-Based Program with the IBRD in an amount of U.S.$600,000,000; and (iii) a financing structure with international financial institutions in an amount of U.S.$1,400,000,000, partially backed by guarantees from the IBRD and MIGA; to partially finance the General State Budget for fiscal year 2026 and other fiscal years.

On January 16, 2026, Ministry Resolution 2026-96, authorized the Ministry of Economy and Finance to sign a loan on behalf of the Republic of Panama with certain lenders for an amount of JPY 219,478,000,000, disbursed in its equivalent in United States dollars, with guarantees provided by the World Bank Group. The loan has an interest rate based on daily compounded TONAR plus a 0.47% margin. On January 26, 2026, the loan was disbursed in full.